© Copyright CDC Corporation 1 November 11 th , 2010 CDC Software Financial Results for Q3 2010 Exhibit 99.3

© Copyright CDC Corporation    2
The contents of this presentation, what we say during it, as well as the contents of our earnings press release contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. We caution you that all forward-looking statements involve risks and uncertainties.
These forward-looking statements include statements regarding our expectations regarding future revenue growth and financial performance for any future period, our beliefs about our plans, goals, strategies and pipelines, and  factors that may affect them, our beliefs regarding our integration approach, our beliefs and expectations about strategies or future acquisitions, our plans regarding future product development, product launches, expansion and cost-reduction efforts and factors that may affect them, our expectations regarding any trends, and other statements we may make.
Important factors could cause actual results to differ materially from those in the forward-looking statements.  We urge you to read the company’s public filings with the United States Securities Exchange Commission (“SEC”), our Annual Report on Form 20-F for the year ended of December 31, 2009 which was filed with the
SEC on June 1, 2010, our registration statements and other press releases – all of which are available on our corporate website at
www.cdcsoftware.net
and at
www.sec.gov.
We also encourage you to review the press releases and filings of our ultimate parent company, CDC Corporation.
All forward-looking statements are based upon information available to management as of the date thereof, and you are cautioned not to place any undue reliance on any forward-looking statements, which speak only as of such date. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.
The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the SEC by CDC Corporation and CDC
Software Corporation, from time to time.
This presentation also includes Non-GAAP Financial Measures, which are not  alternatives for measures prepared under generally accepted accounting principles in the United States ("GAAP"). Non-GAAP Financial Measures have inherent limitations and should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.  Please see reconciliations of Non-GAAP Financial Measures to GAAP, which are provided in our Q3 2010 earnings press release.
Cautionary Note Regarding Forward-Looking Statements

© Copyright CDC Corporation 3 Company Update President CDC Software Bruce Cameron

© Copyright CDC Corporation    4
Q3 2010 Financial Results*
•
Hybrid model transition on track to increase recurring revenue to a goal of 70% of total revenue in the next few years. EPS, in return, was impacted by continued investment for SaaS recurring revenue
•
Solid operating cash flow and new expanded Wells Fargo Capital Finance credit line to facilitate faster organic growth, cross sell, expansion into emerging markets and synergistic acquisitions
•
Cash and cash equivalents were $36.4 million at end of Q3 2010; and cash from operations totaled approximately $12.0 million
•
License revenue breakdown by geography: 54% North America, 30% EMEA, 16% APAC
CDC Software Q3 Financial Summary Non-GAAP results:
*Please see explanations and reconciliations of Non-GAAP financial measures in our Q3 2010 earnings press release
** Please note that License Revenue is in GAAP measures
Recurring Revenue
Total Revenue
License Revenue**
Net Income
EPS
Adjusted EBITDA
Application Sales
TCB
Q3 2009 Q3 2010
$25.4M
$48.6M
$7.6M
$9.6M
$0.33
$13.2M
$7.6M
$99.3M
$29.8M
$54.2M
$9.0M
$7.0M
$0.25
$10.1M
$14.0M
$133.9M
+17%
+12%
+18%
-27%
-24%
-23%
+84%
+35%
Variance
Other Highlights:

© Copyright CDC Corporation    5
49%
55%
60%
70%
2009 2010* 2011* Goal*
Recurring Revenue
$99.3
$133.9
Q3'09 Q3'10
Transition to Hybrid Model with Goal of 70% Recurring Revenue
TCB is the total of the following sub-groups:
•
Remaining value of SaaS and term license
•
Contracted renewals for current SaaS and rental contracts
•
Annualized maintenance revenue from existing on-premise
contracts
Total Contracted Backlog (TCB)
(in millions)
Recurring Revenue as % of Total Revenue
•
Projecting 70% of Total Revenue to be comprised of Recurring
Revenue in the next few years
* Estimations based upon current plans, goals and projections. Subject to change.

© Copyright CDC Corporation    6
247
348
Q3 '09 Q3 '10
Number of deals
Enterprise Sales Units
Application Revenue
•
Strong growth in application sales was realized organically and through acquisitions in the company’s core on-premise and SaaS product lines:
•
New logo customers
•
Seven figure sales and services deal for the CDC TradeBeam cloud solution
•
Seven figure sales and services deal for the CDC Factory on-premise factory management solution
•
Three-quarters of a million dollar sale for CDC TradeBeam
•
Sizeable Pivotal CRM on-premise license sale in Russia
•
Strong growth in application sales was realized organically and through acquisitions in the company’s core on-premise and SaaS product lines:
•
New logo customers
•
Seven figure sales and services deal for the CDC TradeBeam cloud solution
•
Seven figure sales and services deal for the CDC Factory on-premise factory management solution
•
Three-quarters of a million dollar sale for CDC TradeBeam
•
Sizeable Pivotal CRM on-premise license sale in Russia
Application Sales
(in millions)
$7.6
$14.0
Q3 '09 Q3 '10

© Copyright CDC Corporation    7
CDC Front
Office
CDC Supply
Chain
CDC
Factory
CDC
gomembers
CDC
eCommerce
CDC Back
Office
Hybrid: On-Premise and SaaS
R&D Offshore Capabilities
Global Services Capability
Global Distribution
Broad Application Suite
Highly
scalable
through
organic
growth and
strategic
acquisitions
Back Office Support
Comprehensive Solutions and Services

CRM
Complaint/feedback management
Aged care
eCommerce
Marketing automation
Document management
Financial Services / Homebuilding / MEO Devices
Front Office Products
ERP-process
HRM
Global trade management
ERP-discrete
Supply Chain
Food Retail / Distribution Retail
Enterprise Products
Factory Management Products
Automotive / Tier 1 Food / CPG
Manufacturing operations management
Process & Discreet
Shop Floor to Board Room
Not-For-Profit Public Sector
Not for Profit / Government
Government fund accounting and member management
ERP and member management

CDC Software

© Copyright CDC Corporation 8 Center of Excellence Units – Hybrid Products Offering on-premise SaaS on-premise and SaaS

© Copyright CDC Corporation    9
Hybrid Cloud Strategy – Integrate
•
Successes with integrating acquisitions can be attributed to CDC’s global technology and business infrastructure, especially utilizing its global sales and back office shared services center
CDC gomembers
CDC TradeBeam
•
$1 million+ total application sales in Q3 2010
•
Continued to invest in business development initiatives
•
Reported largest quarter in closed business in 2010, including:
•
Fortune 500 company
•
7 figure multi-year expansion contract with a leading global manufacturer
•
New logo sale with a multi-billion dollar technology company

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Hybrid Cloud Strategy – Integration Example
•
Leading Midwest agricultural products retailer
•
Uses CDC Supply Chain as fulfillment engine
•
Purchased CDC eCommerce as eCommerce platform for online retail
a) Fully customizable (not template)
b) Best practice shopping cart flow
c) Homepage intelligent merchandising, plus relevant cross-sell and upsell
d) Unique fixed and dynamic price offering
•
Benefits: multichannel order management with order fulfillment
•
Expected to increase revenue expansion by adding new website channel to multichannel commerce strategy
CDC eCommerce
•
Selected Business – CDC eCommerce

© Copyright CDC Corporation    11
Hybrid Cloud Strategy – Innovate
On-Premise
SaaS
•
ERP: Ross PLM, its new product lifecycle management application
•
Supply Chain Management: CDC Supply Chain iWMS v7 for extended warehouse and delivery management and Advance
Order Management v 10.1
•
Complaint Management
Applications:
CDC Respond 5.4 featuring multi-language support for Chinese, French, and Spanish
•
Public and Not-for-Profit: CDC gomembers version 4 and 4gov version 10
•
CDC eCommerce: On demand platform with a new solution supporting mobile browsing and shopping
•
In Q3 2010, CDC Software introduced several new products and version upgrades
•
CDC Software Recognized by Forrester Research as one of four companies cited:
“Emerging
Players
to
Watch”
– Oct. 21, 2010
Oct 21, 2010 Report: “The Forrester Wave
TM
: B2C eCommerce Platforms, Q4 2010”

© Copyright CDC Corporation    12
$4.2
$4.8
$5.8
2008 2009 YTD 2010
Revenue
Strategic Alliance Program
Franchise Partner Program
•
Signed new original equipment manufacturer agreement (OEM) in Q3 2010
•
OEM sales pipeline has grown from $150K in Q4 2009 to $1.5 million in Q3 2010
•
Key growth program for regions such as Latin America, India and China
•
Have successfully signed up Beijing Hinge Xin Yuan Software Co., Ltd with a minority investment as the second franchise partner in China
-Expand CDC Platinum HRM solutions into the large state-owned enterprise market
•
Through the Franchise Partner Program, CDC Software funds investments through acquisition of majority control or minority stakes
Partner Growth
Hybrid Cloud Strategy – Grow
(in millions)

© Copyright CDC Corporation    13
Successful Cloud Acquisition
* Please see explanations and reconciliations of Non-GAAP financial measures in our Q3 2010 earnings press release
•
Selected Businesses
Q1 to Q2 2010 Q2 to Q3 2010
SaaS Revenue* +76% +58%
Application Sales +45% +160%
CDC
eCommerce
•
gomembers acquired in December 2009
•
Now CDC gomembers, an association management software
solution within Not-for-Profit Public Sector
•
Application Sales exceeding $1 million in total for Q3 2010
•
Truition acquired in November 2009
•
Now CDC eCommerce, a leading eCommerce management
system software solution within Front Office Products
•
$700K+ cross-sell deal for CDC eCommerce in Q3 2010
•
Application Sales $900K+ in total for Q3 2010
Adjusted EBITDA Margin*
Adjusted EBITDA Margin*
26%
31%
28%
24%
Q4 '09 Q1 '10 Q2 '10 Q3 '10
44%
32%
15%
28%
Q4 '09 Q1 '10 Q2 '10 Q3 '10

© Copyright CDC Corporation    14
•
Top 10 License Deals
•
Top 5 SaaS Deals
Product Industry Type Territory License Revenue
CDC Factory Food & Beverage New USA $597K
CDC Pivotal Publishing IB UK $492K
CDC Pivotal Retail/Wholesale New France $293K
CDC Pivotal Telecom IB Russia $253K
CDC SCM Manufacturing New USA $239K
CDC Ross ERP Food & Beverage New USA $215K
CDC CRM Manufacturing IB USA $207K
CDC SCM Manufacturing New USA $194K
CDC Respond Energy/Utilities IB UK $176K
CDC Ross ERP Food & Beverage IB USA $151K
Total $2.8M
Product Industry Territory STCV
CDC TradeBeam Manufacturing USA $1,055K
CDC TradeBeam Life Sciences USA $764K
CDC eCommerce Retail USA $718K
CDC TradeBeam Software USA $419K
CDC gomembers Government USA $143K
Total $3.1M
Top Deals – License and SaaS
Strong Pipeline:
•
Total Q4 2010 and Q1 2011 Qualified Pipeline for CDC Software is $74 million
•
$59 million on-premise
•
$15 million SaaS
•
Total Q4 2010 and Q1 2011 Qualified Pipeline for CDC Software is $74 million
•
$59 million on-premise
•
$15 million SaaS

© Copyright CDC Corporation    15
$50.8
$524.0
$775.8
Q1 '10 Q2 '10 Q3 '10
•
Significant quarter-to-quarter improvement in cross-selling during 2010
•
$776K in total cross-sell in Q3 2010; increase from $524K in Q2 2010
Cross-Sell Growth
Vertical Current Product Cross-Sell Product Region
Food & Beverage SCM eCommerce USA
Chemicals Ross Pivotal USA
Food & Beverage Ross EMF USA
Food & Beverage Ross Pivotal USA
Chemicals Ross Pivotal USA
Life Sciences Ross Pivotal USA
Other Key Highlights
(in ‘000s)
Cross-Selling
Marketing Successes
•
Organic search traffic on Google for CDCSoftware.com improved 99% since Q1 2009
•
Reached first page web rankings for Enterprise Software, CRM, On Demand eCommerce, and other key terms
•
Web popularity has improved 3,900% from 13,348 incoming links in Dec ‘09 to 521,950 incoming links today
•
Conversions on thought-leadership programs increased 17.3% over Q3 2010
•
Achieved never-before web rankings for new terms including “Social CRM Applications” - Ranked 7; “SaaS eCommerce”:
Ranked 11; “Software Products and Services”: Ranked 2 in October

© Copyright CDC Corporation 16 Financial Update CFO CDC Software Stephen Dexter

© Copyright CDC Corporation    17
16%
19%
15%
16% 17%
52%
48%
53%
50%
55%
31%
29%
30%
31%
27%
1%
4%
2%
2%
1%
Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10
License Recurring Service Hardware
$48.6
$51.7
$54.0
$55.0
$54.2
* Please see explanations and reconciliations of Non-GAAP financial measures in our Q3 2010 earnings press release
Total Non-GAAP Revenue*
Adjusted EBITDA & Adjusted EBITDA Margin*
Non-GAAP Revenue and Adjusted EBITDA both exceeded current First Call consensus estimates of $53.9 million and $9.0 million, respectively.
Financial Highlights
Note: Adjusted EBITDA and Adjusted EBITDA Margin were impacted by the company’s transition to its hybrid software model
(in millions)
(in millions)
$13.2
$14.8
$10.6
$11.7
$10.1
27%
27%
20%
22%
19%
Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10
Adjusted EBITDA Adjusted EBITDA Margin %

© Copyright CDC Corporation    18
$9.6
$11.5
$8.4
$7.8
$7.0
$0.33
$0.40
$0.28
$0.27
$0.25
Q3 '09 Q4 '09 Q1 '10 Q2'10 Q3'10
Non-GAAP Net Income Non-GAAP EPS
Non-GAAP Net Income and EPS
*
*
Please see explanations and reconciliations of Non-GAAP financial measures in our Q3 2010 earnings press release
Note: Non-GAAP EPS impacted by the company’s transition to its hybrid software model
•
Increased costs for sales & marketing and R&D
•
Impact of foreign currency exchange
Non-GAAP Net Income and Non-GAAP EPS both exceeded current First Call consensus estimates of $6.2 million and $0.22, respectively.
Financial Highlights
Days Sales Outstanding (DSO)
(in millions)
69
64
80
79
78
Q3'09 Q4'09 Q1'10 Q2'10 Q3'10

16%
16%
19%
18%
19%
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10

10%
11%
13%
14%
13%
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10

13%
15%
13%
12%
14%
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10

CDC Software

© Copyright CDC Corporation    19
* Equates to R&D expense before capitalization of Software Development
S&M Expense
as % of Revenue
Gross R&D Expense
as % of Revenue*
G&A Expense
as % of Revenue
•
Increased Q3’10 marketing efforts across all
businesses
•
S&M expense increased $0.4M from Q2’10 and
$2.2M from Q3’09
•
Reflects the efforts to promote our hybrid strategy
and new releases of Ross and Pivotal products
•
Increased investment in products related to target
markets
•
R&D expense increased $2.9M from Q3’09 to
$6.9M in Q3’10
Key Performance Indicators

SFSF
N
QADI
LOOP
LPSN
CTCT
RNOW
ULTI
LWSN
TRAK
ATHN
KNXA
WWWW
EPIC
VOCS
TLEO
BLKB
CNQR
CDCS
CRM

CDC Software

© Copyright CDC Corporation    20
FY 2010 FY2011
CDC Software Financial Guidance (Non-GAAP):
FY 2010 FY 2011*
Revenue: $215-$225 million $240-$250 million
EPS: $1.02-$1.08 $1.20-$1.28
Peer Group Analysis FY2010 EPS** Estimates –
Selected Companies include SaaS, on-premise and hybrid software vendors
**Source: Based on publicly-available financial information obtained from Thomson Reuters as of 11/11/2010- www.thomsonone.com
CDC Software – Financial  Guidance for 2010 and 2011
FY 2010: $1.02-$1.08
FY 2011: $1.20-$1.28
*We are currently working on our budget for 2011 and will provide an update on our previously announced guidance for FY 2011 in the coming months.

© Copyright CDC Corporation 21 Summary President CDC Software Bruce Cameron

© Copyright CDC Corporation    22
•
License revenue increased 18% on a year to year basis
•
Healthy top line Non-GAAP revenue growth in Q3 2010 to $54.2 million, 12% higher than Q3 2009
•
Continued to expand CDC Software’s Hybrid Cloud Strategy through:
•
Organic growth
•
Cross-selling
•
Increased investments in sales and marketing and R&D to lay the foundation for hybrid software expansion
•
Track record of successfully integrating acquisitions with proven results
•
Building network of OEM and Channel relationships
•
Significant growth in cross-selling
•
CDC Software’s Non-GAAP EPS is on track to meet 2010 annual guidance, and is still among the highest in our selected software vendors peer group
•
License revenue increased 18% on a year to year basis
•
Healthy top line Non-GAAP revenue growth in Q3 2010 to $54.2 million, 12% higher than Q3 2009
•
Continued to expand CDC Software’s Hybrid Cloud Strategy through:
•
Organic growth
•
Cross-selling
•
Increased investments in sales and marketing and R&D to lay the foundation for hybrid software expansion
•
Track record of successfully integrating acquisitions with proven results
•
Building network of OEM and Channel relationships
•
Significant growth in cross-selling
•
CDC Software’s Non-GAAP EPS is on track to meet 2010 annual guidance, and is still among the highest in our selected software vendors peer group
Summary

© Copyright CDC Corporation 23 Investor Inquiries Senior Vice President 678.259.8510 mbahl@cdcsoftware.com Monish Bahl © Copyright CDC Corporation